EXHIBIT 13.2

Condensed Consolidated Statement of Income

Three months ended March 31		2011
(unaudited)		Adjusted
(millions of Canadian dollars except per share amounts)	2012	(Note 1)

Revenues
Natural Gas Pipelines	1,085	1,062
Oil Pipelines	259	135
Energy	567	671
	1,911	1,868

Income from Equity Investments	60	121

Operating and Other Expenses
Plant operating costs and other	707	609
Commodity purchases resold	179	238
Depreciation and amortization	344	320
	1,230	1,167

Financial Charges/(Income)
Interest expense	242	211
Interest income and other	(31)	(30)
	211	181

Income before Income Taxes	530	641

Income Taxes Expense
Current	56	106
Deferred	73	74
	129	180

Net Income	401	461

Net Income Attributable to Non-Controlling Interests	35	36
Net Income Attributable to Controlling Interests	366	425
Preferred Share Dividends	14	14
Net Income Attributable to Common Shares	352	411

Net Income per Common Share
Basic and Diluted	$0.50	$0.59

Dividends Declared per Common Share	$0.44	$0.42

Weighted-average Number of Common Shares (millions)
Basic	704	698
Diluted	705	699

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Comprehensive Income

Three months ended March 31		2011
(unaudited)		Adjusted
(millions of Canadian dollars)	2012	(Note 1)

Net Income	401	461
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(107)	(116)
Change in fair value of derivative instruments to hedge the net investments in foreign operations(2)	38	49
Change in fair value of derivative instruments designated as cash flow hedges(3)	(45)	(53)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges(4)	45	48
Reclassification to Net Income of actuarial (gains)/losses and prior service costs on pension and other post-retirement benefit plans(5)	10	2
Other Comprehensive Loss of Equity Investments(6)	5	2
Other Comprehensive Loss	(54)	(68)
Comprehensive Income	347	393

Comprehensive Income Attributable to Non-Controlling Interests	18	21
Comprehensive Income Attributable to Controlling Interests	329	372
Preferred Share Dividends	14	14
Comprehensive Income Attributable to Common Shares	315	358

(1)	Net of income tax expense of $22 million for the three months ended March 31, 2012 (2011 – expense of $29 million).
(2)	Net of income tax expense of $11 million for the three months ended March 31, 2012 (2011 – expense of $19 million).
(3)	Net of income tax recovery of $34 million for the three months ended March 31, 2012 (2011 – recovery of $19 million).
(4)	Net of income tax expense of $21 million for the three months ended March 31, 2012 (2011 – expense of $25 million).
(5)	Net of income tax recovery of $4 million for the three months ended March 31, 2012 (2011 – expense of $1 million).
(6)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, gains and losses on derivative instruments designated as cash flow hedges, offset by change in gains and losses on derivative instruments designated as cash flow hedges, net of income tax expense of $1 million for the three months ended March 31, 2012 (2011 – expense of $1 million).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Cash Flows

Three months ended March 31		2011
(unaudited)		Adjusted
(millions of Canadian dollars)	2012	(Note 1)

Cash Generated from Operations
Net income	401	461
Depreciation and amortization	344	320
Deferred income taxes	73	74
Income from equity investments	(60)	(121)
Distributions received from equity investments	53	65
Employee future benefits expense in excess of/(less than) funding	7	(3)
Other	23	19
(Increase)/decrease in operating working capital	(169)	19
Net cash provided by operations	672	834

Investing Activities
Capital expenditures	(464)	(567)
Equity investments	(216)	(151)
Deferred amounts and other	(7)	65
Net cash used in investing activities	(687)	(653)

Financing Activities
Dividends on common and preferred shares	(310)	(200)
Distributions paid to non-controlling interests	(33)	(27)
Notes payable (repaid)/issued, net	(46)	134
Long-term debt issued, net of issue costs	492	-
Reduction of long-term debt	(548)	(321)
Common shares issued	14	21
Net cash used in financing activities	(431)	(393)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(12)	(12)

Decrease in Cash and Cash Equivalents	(458)	(224)

Cash and Cash Equivalents
Beginning of period	654	660

Cash and Cash Equivalents
End of period	196	436

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Balance Sheet

December 31
2011
(unaudited)	March 31	Adjusted
(millions of Canadian dollars)	2012	(Note 1)

ASSETS
Current Assets
Cash and cash equivalents	196	654
Accounts receivable	1,067	1,094
Inventories	239	248
Other	1,235	1,114
2,737	3,110
Plant, Property and Equipment, net of accumulated depreciation of $15,657 and $15,406, respectively	32,175	32,467
Equity Investments	5,298	5,077
Goodwill	3,472	3,534
Regulatory Assets	1,655	1,684
Intangibles and Other Assets	1,558	1,466
46,895	47,338

LIABILITIES
Current Liabilities
Notes payable	1,787	1,863
Accounts payable	2,146	2,359
Accrued interest	360	365
Current portion of long-term debt	424	935
4,717	5,522
Regulatory Liabilities	309	297
Deferred Amounts	974	929
Deferred Income Tax Liabilities	3,664	3,591
Long-Term Debt	17,973	17,724
Junior Subordinated Notes	998	1,016
28,635	29,079
EQUITY
Common shares, no par value	12,026	12,011
Issued and outstanding:	March 31, 2012 - 704 million shares
December 31, 2011 - 704 million shares
Preferred shares	1,224	1,224
Additional paid-in capital	379	380
Retained earnings	4,670	4,628
Accumulated other comprehensive loss	(1,486)	(1,449)
Controlling Interests	16,813	16,794
Non-controlling interests	1,447	1,465
Equity	18,260	18,259
46,895	47,338

Contingencies and Guarantees (Note 8)

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Accumulated Other Comprehensive (Loss)/Income

(unaudited) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2011	(643)	(281)	(525)	(1,449)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(90)	-	-	(90)
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	38	-	-	38
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	(45)	-	(45)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	45	-	45
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	10	10
Other Comprehensive Income of equity investments (7)	-	1	4	5
Balance at March 31, 2012	(695)	(280)	(511)	(1,486)

(unaudited) (adjusted Note 1) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2010	(683)	(194)	(366)	(1,243)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(98)	-	-	(98)
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	49	-	-	49
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	(54)	-	(54)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges(4)(5)	-	46	-	46
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	2	2
Other Comprehensive (Loss)/Income of equity investments (7)	-	(2)	4	2
Balance at March 31, 2011	(732)	(204)	(360)	(1,296)

(1)	Net of income tax expense of $22 million and non-controlling interest losses of $17 million for the three months ended March 31, 2012 (2011 – expense of $29 million; loss of $18 million).
(2)	Net of income tax expense of $11 million for the three months ended March 31, 2012 (2011 – expense of $19 million).
(3)	Net of income tax recovery of $34 million and non-controlling interest losses of nil for the three months ended March 31, 2012 (2011 – recovery of $19 million; gain of $1 million).
(4)	Net of income tax expense of $21 million and non-controlling interest losses of nil for the three months ended March 31, 2012 (2011 – expense of $25 million; gain of $2 million).
(5)
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to Net Income in the next 12 months are estimated to be $197 million ($120 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

(6)	Net of income tax recovery of $4 million for the three months ended March 31, 2012 (2011 – expense of $1 million).
(7)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges, partially offset by changes in gains and losses on derivative instruments designated as cash flow hedges, net of income tax expense of $1 million for the three months ended March 31, 2012 (2011 – expense of $1 million).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Equity

Three months ended March 31		2011
(unaudited)		Adjusted
(millions of Canadian dollars)	2012	(Note 1)

Common Shares
Balance at beginning of period	12,011	11,745
Shares issued under dividend reinvestment plan	-	93
Proceeds from shares issued on exercise of stock options	15	21
Balance at end of period	12,026	11,859

Preferred Shares
Balance at beginning and end of period	1,224	1,224

Additional Paid-In Capital
Balance at beginning of period	380	349
Exercise of stock options, net of issuance	(1)	-
Balance at end of period	379	349

Retained Earnings
Balance at beginning of period	4,628	4,273
Net income attributable to controlling interests	366	425
Common share dividends	(310)	(294)
Preferred share dividends	(14)	(14)
Balance at end of period	4,670	4,390

Accumulated Other Comprehensive Loss
Balance at beginning of period	(1,449)	(1,243)
Other comprehensive loss	(37)	(53)
Balance at end of period	(1,486)	(1,296)

Equity Attributable to Controlling Interests	16,813	16,526

Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,465	1,157
Net income attributable to non-controlling interest	35	36
Other comprehensive loss attributable to non-controlling interest	(17)	(15)
Distributions to non-controlling interests	(33)	(27)
Other	(3)	(2)
Balance at end of period	1,447	1,149

Total Equity	18,260	17,675

See accompanying notes to the condensed consolidated financial statements.

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Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

These condensed consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared by management in accordance with United States generally accepted accounting principles (U.S. GAAP). Comparative figures, which were previously presented in accordance with Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook (CGAAP), have been adjusted as necessary to be compliant with the Company’s policies under U.S. GAAP.  The amounts adjusted for U.S. GAAP presented in these condensed consolidated financial statements for the three months ended March 31, 2011 are the same as those that have been previously reported in the Company’s March 31, 2011 Reconciliation to U.S. GAAP. The amounts adjusted as at December 31, 2011 are the same as those reported in Note 25 of TransCanada’s 2011 audited Consolidated Financial Statements included in TransCanada’s 2011 Annual Report. The accounting policies applied are consistent with those outlined in TransCanada’s 2011 Annual Report, except as described in Note 2, which outlines the Company’s significant accounting policies that have changed upon adoption of U.S. GAAP.  Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TransCanada’s 2011 Annual Report.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect the financial position and results of operations for the respective periods.  These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2011 audited Consolidated Financial Statements included in TransCanada’s 2011 Annual Report. Certain comparative figures have been reclassified to conform with the current period's presentation.

Earnings for interim periods may not be indicative of results for the fiscal year in the Company’s Natural Gas Pipeline segment due to seasonal fluctuations in short-term throughput volumes on U.S. pipelines.  Earnings for interim periods may also not be indicative of results for the fiscal year in the Company’s Energy segment due to the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company’s investments in electrical power generation plants and non-regulated gas storage facilities.

Use of Estimates and Judgements

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies summarized below.

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2.	Changes in Accounting Policies

Changes to Significant Accounting Policies Upon Adoption of U.S. GAAP

Principles of Consolidation
The condensed consolidated financial statements include the accounts of TransCanada and its subsidiaries. The Company consolidates its interest in entities over which it is able to exercise control. To the extent there are interests owned by other parties, these interests are included in Non-Controlling Interests.  TransCanada uses the equity method of accounting for corporate joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.  TransCanada records its proportionate share of undivided interests in certain assets.

Inventories
Inventories primarily consist of materials and supplies, including spare parts and fuel, and natural gas inventory in storage, and are recorded at the lower of weighted average cost or market.

Income Taxes
The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur except for changes in balances related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.

Employee Benefit and Other Plans
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), a Savings Plan and other post-retirement benefit plans. Contributions made by the Company to the DC Plans and Savings Plan are expensed in the period in which contributions are made. The cost of the DB Plans and other post-retirement benefits received by employees is actuarially determined using the projected benefit method pro-rated based on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.

The DB Plans’ assets are measured at fair value. The expected return on the DB Plans’ assets is determined using market-related values based on a five-year moving average value for all of the DB Plans’ assets. Past service costs are amortized over the expected average remaining service life of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans’ as an asset or liability on its Balance Sheet and recognizes changes in that funded status through Other Comprehensive (Loss)/Income (OCI) in the year in which the change occurs.  The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans’ assets, if any, is amortized out of Accumulated Other Comprehensive (Loss)/Income (AOCI) over the average remaining service period of the active employees.  For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded.  The Company records any unrecognized gains and losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities.  The regulatory assets or liabilities are amortized on a straight-line basis over the average remaining service life of active employees.  When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

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The Company has medium-term incentive plans, under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees’ continued employment during a specified period and achievement of specified corporate performance targets.

Long-Term Debt Transaction Costs
Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. The Company records long-term debt transaction costs as deferred assets and amortizes these costs using the effective interest method for all costs except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

Guarantees
Upon issuance, the Company records the fair value of certain guarantees. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to Equity Investments, Plant, Property and Equipment, or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Changes in Accounting Policies for 2012

Fair Value Measurement
Effective January 1, 2012, the Company adopted the Accounting Standards Update (ASU) on fair value measurements as issued by the Financial Accounting Standards Board (FASB).  Adoption of the ASU has resulted in an increase in the qualitative and quantitative disclosures regarding Level III measurements.

Intangibles – Goodwill and Other
Effective January 1, 2012, the Company adopted the ASU on testing goodwill for impairment as issued by the FASB. Adoption of the ASU has resulted in a change in the accounting policy related to testing goodwill for impairment, as the Company is now permitted under U.S. GAAP to first assess qualitative factors affecting the fair value of a reporting unit in comparison to the carrying amount as a basis for determining whether it is required to proceed to the two-step quantitative impairment test.

Future Accounting Changes

Balance Sheet Offsetting/Netting
In December 2011, the FASB issued amended guidance to enhance disclosures that will enable users of the financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity’s financial position. The amendments result in enhanced disclosures by requiring additional information regarding financial instruments and derivative instruments that are either offset in accordance with current U.S. GAAP or subject to an enforceable master netting arrangement.  This guidance is effective for annual periods beginning on or after January 1, 2013.  Adoption of these amendments is expected to result in an increase in disclosure regarding financial instruments which are subject to offsetting as described in this amendment.

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3.	Segmented Information

Three months ended March 31	Natural Gas Pipelines		Oil Pipelines(1)		Energy		Corporate		Total
(unaudited) (millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues	1,085	1,062	259	135	567	671	-	-	1,911	1,868
Income from equity investments	46	43	-	-	14	78	-	-	60	121
Plant operating costs and other	(406)	(332)	(86)	(36)	(186)	(217)	(29)	(24)	(707)	(609)
Commodity purchases resold	-	-	-	-	(179)	(238)	-	-	(179)	(238)
Depreciation and amortization	(232)	(228)	(36)	(23)	(73)	(66)	(3)	(3)	(344)	(320)
	493	545	137	76	143	228	(32)	(27)	741	822
Interest expense									(242)	(211)
Interest income and other									31	30
Income before Income Taxes									530	641
Income taxes expense									(129)	(180)
Net Income									401	461
Net Income Attributable to Non-Controlling Interests									(35)	(36)
Net Income Attributable to Controlling Interests									366	425
Preferred Share Dividends									(14)	(14)
Net Income Attributable to Common Shares									352	411

(1)	Commencing in February 2011, TransCanada began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets
(unaudited)	March 31,	December 31,
(millions of Canadian dollars)	2012	2011

Natural Gas Pipelines	22,813	23,161
Oil Pipelines	9,378	9,440
Energy	13,675	13,269
Corporate	1,029	1,468
	46,895	47,338

4.	Income Taxes

At March 31, 2012, the total unrecognized tax benefit of uncertain tax positions is approximately $56 million (December 31, 2011 - $52 million). TransCanada recognizes interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the three months ended March 31, 2012 is $1 million of interest expense and nil for penalties (March 31, 2011 - $1 million for interest expense and nil for penalties). At March 31, 2012, the Company had $8 million accrued for interest expense and nil accrued for penalties (December 31, 2011 - $7 million accrued for interest expense and nil accrued for penalties).

The effective tax rates for the three-month periods ended March 31, 2012 and 2011 were 24 per cent and 28 per cent, respectively.  The lower effective tax rate in 2012 was a result of a reduction in the Canadian statutory tax rate, changes in the proportion of income earned between Canadian and foreign jurisdictions and higher positive tax adjustments in 2012.

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TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $22 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

5.	Long-Term Debt

In the three months ended March 31, 2012, the Company capitalized interest related to capital projects of $74 million (March 31, 2011 - $97 million).

In January 2012, TransCanada PipeLine USA Ltd. repaid the remaining principal of US$500 million on its five-year term loan.

In March 2012, TransCanada PipeLines Limited issued US$500 million of 0.875 per cent Senior Notes due in 2015.

6.	Employee Post-Retirement Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-retirement benefit plans is as follows:

Three months ended March 31 (unaudited)	Pension Benefit Plans		Other Post-retirement Benefit Plans
(millions of Canadian dollars)	2012	2011	2012	2011

Service cost	16	14	1	-
Interest cost	23	23	2	2
Expected return on plan assets	(28)	(28)	-	-
Amortization of actuarial loss	5	3	-	-
Amortization of regulatory asset	5	4	-	-
Net Benefit Cost Recognized	21	16	3	2

7.	Financial Instruments and Risk Management

Net Investment in Self-Sustaining Foreign Operations
The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At March 31, 2012, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $10.4 billion (US$10.4 billion) and a fair value of $12.9 billion (US$12.9 billion). At March 31, 2012, $97 million (December 31, 2011 - $79 million) was included in Other Current Assets, $83 million (December 31, 2011 - $66 million) was included in Intangibles and Other Assets, $4 million (December 31, 2011 - $15 million) was included in Accounts Payable and $30 million (December 31, 2011 - $41 million) was included in Deferred Amounts for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

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Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations
The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2012		December 31, 2011
Asset/(Liability) (unaudited) (millions of Canadian dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2012 to 2019)(2)	128	US 4,150	93	US 3,850
U.S. dollar forward foreign exchange contracts
(maturing 2012)	18	US 1,165	(4)	US 725

	146	US 5,315	89	US 4,575

(1)	Fair values equal carrying values.
(2)	Consolidated Net Income in first quarter 2012 included net realized gains of $7 million (2011 – gains of $5 million) related to the interest component of cross-currency swap settlements.

Non-Derivative Financial Instruments Summary
The carrying and fair values of non-derivative financial instruments were as follows:

	March 31, 2012		December 31, 2011
(unaudited) (millions of Canadian dollars)	Carrying Amount(1)	Fair Value(2)	Carrying Amount(1)	Fair Value(2)

Financial Assets
Cash and cash equivalents	196	196	654	654
Accounts receivable and other(3)	1,326	1,369	1,359	1,403
Available-for-sale assets(3)	34	34	23	23
	1,556	1,599	2,036	2,080

Financial Liabilities(4)
Notes payable	1,787	1,787	1,863	1,863
Accounts payable and deferred amounts(5)	1,016	1,016	1,329	1,329
Accrued interest	360	360	365	365
Long-term debt	18,397	23,313	18,659	23,757
Junior subordinated notes	998	1,031	1,016	1,027
	22,558	27,507	23,232	28,341

(1)
Recorded at amortized cost, except for US$350 million (December 31, 2011 – US$350 million) of Long-Term Debt that is recorded at fair value.  This debt which is recorded at fair value on a recurring basis is classified in Level II of the fair value category using the income approach based on interest rates from external data service providers.

(2)
The fair value measurement of financial assets and liabilities recorded at amortized cost for which the fair value is not equal to the carrying value would be included in Level II of the fair value hierarchy using the income approach based on interest rates from external data service providers.

(3)
At March 31, 2012, the Condensed Consolidated Balance Sheet included financial assets of $1,068 million (December 31, 2011 – $1,094 million) in Accounts Receivable, $33 million (December 31, 2011 – $41 million) in Other Current Assets and $259 million (December 31, 2011 - $247 million) in Intangibles and Other Assets.

(4)
Consolidated Net Income in first quarter 2012 included losses of $15 million (2011 – losses of $9 million) for fair value adjustments related to interest rate swap agreements on US$350 million (2011 – US$350 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(5)
At March 31, 2012, the Condensed Consolidated Balance Sheet included financial liabilities of $886 million (December 31, 2011 – $1,192 million) in Accounts Payable and $130 million (December 31, 2011 - $137 million) in Deferred Amounts.

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Derivative Financial Instruments Summary
Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

March 31, 2012
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$314	$189	$9	$19
Liabilities	$(329)	$(232)	$(13)	$(19)
Notional Values
Volumes(3)
Purchases	31,088	104	-	-
Sales	29,851	76	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,476	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the three months ended March 31, 2012(4)	$(7)	$(14)	$6	$-

Net realized gains/(losses) in the three months ended March 31, 2012(4)	$15	$(10)	$9	$-

Maturity dates	2012-2016	2012-2016	2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$40	$-	$-	$15
Liabilities	$(321)	$(23)	$(39)	$-
Notional Values
Volumes(3)
Purchases	21,455	6	-	-
Sales	8,704	-	-	-
U.S. dollars	-	-	US 42	US 350
Cross-currency	-	-	136/US 100	-

Net realized (losses)/gains in the three months ended March 31, 2012(4)	$(32)	$(6)	$-	$1

Maturity dates	2012-2017	2012-2013	2012-2014	2013-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $15 million and a notional amount of US$350 million. Net realized gains on fair value hedges for the three months ended March 31, 2012 were $2 million and were included in Interest Expense. In first quarter 2012, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three months ended March 31, 2012, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts have been excluded from the assessment of hedge effectiveness.

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2011
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)(3)
Assets	$185	$176	$3	$22
Liabilities	$(192)	$(212)	$(14)	$(22)
Notional Values(3)
Volumes(4)
Purchases	21,905	103	-	-
Sales	21,334	82	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,269	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the three months ended March 31, 2011(5)	$(1)	$(16)	$2	$(1)

Net realized (losses)/gains in the three months ended March 31, 2011(5)	$(1)	$(26)	$21	$1

Maturity dates	2012-2016	2012-2016	2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(6)(7)
Fair Values(2)(3)
Assets	$16	$3	$-	$13
Liabilities	$(277)	$(22)	$(38)	$(1)
Notional Values(3)
Volumes(4)
Purchases	17,188	8	-	-
Sales	8,061	-	-	-
U.S. dollars	-	-	US 73	US 600
Cross-currency	-	-	136/US 100	-

Net realized losses in the three months ended March 31, 2011(5)	$(43)	$(3)	$-	$(1)

Maturity dates	2012-2017	2012-2013	2012-2014	2012-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	As at December 31, 2011.
(4)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(5)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(6)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $13 million and a notional amount of US$350 million at December 31, 2011. Net realized gains on fair value hedges for the three months ended March 31, 2011 were $2 million and were included in Interest Expense. In first quarter 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(7)
For the three months ended March 31, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts were excluded from the assessment of hedge effectiveness.

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Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited) (millions of Canadian dollars)	March 31 2012	December 31 2011

Current
Other current assets	503	361
Accounts payable	(607)	(485)

Long term
Intangibles and other assets	263	202
Deferred amounts	(403)	(349)

Derivatives in Cash Flow Hedging Relationships

The components of OCI related to derivatives in cash flow hedging relationships are as follows:

	Cash Flow Hedges
Three months ended March 31 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of Canadian dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	(66)	(55)	(10)	(11)	(3)	(6)	-	-
Reclassification of gains and losses on derivative instruments from AOCI to Net Income (effective portion)	47	34	13	28	-	-	6	9
Losses on derivative instruments recognized in earnings (ineffective portion)	(6)	(2)	(2)	(1)	-	-	-	-

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at March 31, 2012, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $110 million (2011 - $86 million), for which the Company had provided collateral of $53 million (2011 - $3 million) in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on March 31, 2012, the Company would have been required to provide additional collateral of $57 million (2011 - $83 million) to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Fair Value Hierarchy

The Company’s assets and liabilities recorded at fair value have been classified into three categories based on the fair value hierarchy.

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In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

In Level II, the fair value of interest rate and foreign exchange derivative assets and liabilities is determined using the income approach.  The fair value of power and gas commodity assets and liabilities is determined using the market approach.  Under both approaches, valuation is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, interest rate swap curves, yield curves, and broker quotes from external data service providers.  Transfers between Level I and Level II would occur when there is a change in market circumstances.  There were no transfers between Level I and Level II in first quarter 2012 and 2011.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement.  Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable.  As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.  There were no transfers between Level II and Level III in first quarter 2012 and 2011.

Long-dated commodity transactions in certain markets where liquidity is low are included in Level III of the fair value hierarchy, as the related commodity prices are not readily observable. Long-term electricity prices are estimated using a third-party modelling tool which takes into account physical operating characteristics of generation facilities in the markets in which the Company operates.  Inputs into the model include market fundamentals such as fuel prices, power supply additions and retirements, power demand, seasonal hydro conditions and transmission constraints.  Long-term North American natural gas prices are based on a view of future natural gas supply and demand, as well as exploration and development costs. Long-term prices are reviewed by management and the Board on a periodic basis. Significant decreases in fuel prices or demand for electricity or natural gas, or increases in the supply of electricity or natural gas would result in a lower fair value measurement of contracts included in Level III.

The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions, are categorized as follows:

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	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	Mar 31 2012	Dec 31 2011	Mar 31 2012	Dec 31 2011	Mar 31 2012	Dec 31 2011	Mar 31 2012	Dec 31 2011
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	34	36	-	-	34	36
Foreign exchange contracts	-	-	187	141	-	-	187	141
Power commodity contracts	-	-	337	201	-	-	337	201
Gas commodity contracts	136	124	50	55	-	-	186	179
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(19)	(23)	-	-	(19)	(23)
Foreign exchange contracts	-	-	(84)	(102)	-	-	(84)	(102)
Power commodity contracts	-	-	(621)	(454)	(11)	(15)	(632)	(469)
Gas commodity contacts	(228)	(208)	(25)	(26)	-	-	(253)	(234)
Non-Derivative Financial Instruments:
Available-for-sale assets	34	23	-	-	-	-	34	23
	(58)	(61)	(141)	(172)	(11)	(15)	(210)	(248)

The following table presents the net change in the Level III fair value category:

Three months ended March 31	Derivatives(1)(2)
(unaudited) (millions of Canadian dollars, pre-tax)	2012	2011

Balance at January 1	(15)	(8)
New contracts	-	1
Total gains or losses included in OCI	4	(6)
Balance at March 31	(11)	(13)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	At March 31, 2012, there were no unrealized gains or losses included in Net Income attributable to derivatives that were still held at the reporting date (2011 – nil).

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $10 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at March 31, 2012.

8.	Contingencies and Guarantees

TransCanada and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business.  While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.

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Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price.  With respect to 2012, TransCanada currently expects spot prices to be less than the floor price for the year, therefore no amounts recorded in revenues in first quarter 2012 are expected to be repaid.

Sundance A PPA

The arbitration hearing to address the Sundance A force majeure and economic destruction claims dispute commenced April 9, 2012.  The hearing is expected to conclude in May 2012, and TransCanada expects to receive a decision in mid-2012.

TransCanada has continued to record revenues and costs as it considers this event to be an interruption of supply in accordance with the terms of the PPA.  The Company does not believe the PPA owner's claims meet the tests of force majeure or destruction as specified in the PPA and has therefore recorded $30 million of pre-tax income for the three months ended March 31, 2012 and $188 million since the interruption began.  The outcome of any arbitration process is not certain.  However, TransCanada believes the matter will be resolved in its favour.  The Company expects that its unamortized carrying value as at March 31, 2012 of $74 million related to the Sundance A PPA in Intangibles and Other Assets remains fully recoverable under the terms of the PPA, regardless of the outcome of the arbitration process.

Guarantees

TransCanada and its joint venture partners on Bruce Power, Cameco Corporation and BPC Generation Infrastructure Trust (BPC), have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, a lease agreement and contractor services.  The guarantees have terms ranging from 2018 to perpetuity.  In addition, TransCanada and BPC have each severally guaranteed one-half of certain contingent financial obligations related to an agreement with the Ontario Power Authority to refurbish and restart Bruce A power generation units.  The guarantees have terms ending in 2018 and 2019.  TransCanada’s share of the potential exposure under these Bruce A and Bruce B guarantees was estimated to be $831 million at March 31, 2012.  The fair value of these Bruce Power guarantees at March 31, 2012 is estimated to be $30 million.  The Company’s exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to redelivery of natural gas, PPA payments and the payment of liabilities.  TransCanada’s share of the potential exposure under these assurances was estimated at March 31, 2012 to range from $• million to a maximum of $• million.  The fair value of these guarantees at March 31, 2012 is estimated to be $80 million, which has been included in Deferred Amounts.  For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners.